RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

RNR Securities, LLC ("the Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS. The liability of the member of the Company is limited to the member's total capital contribution.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Operations

The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company places its temporary cash investments with investment quality financial institutions. At times, such investments may be in excess of federal insurance limits. The Company has not experienced any losses in these accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Revenue Recognition

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis. Investment advisory, mutual fees, and insurance product commissions are received and earned monthly and quarterly.

Customer Receivables

The Company carries its customer receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

The Company follows the uncertainty in income taxes standards. The Company does not have an unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2015 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2012.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2016, the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 - INVESTMENTS

Investments at December 31, 2015 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 104,268

Investment income from investments above for the year ended December 31, 2015 is as follows:

Interest and dividend income	$ 6,270
Principal transactions	(11,856)
	$ (5,586)

4 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2015.

| | Assets at Fair Value as of December 31, 2015 | | | |
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 104,268	$ -	$ -	$ 104,268
Total assets at fair value	$ 104,268	$ -	$ -	$ 104,268

5 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

Computer equipment	$ 40,732
Furniture and fixtures	7,756
Leasehold improvements	32,338
	80,826
Less: Accumulated depreciation and amortization	29,164
	$ 51,662

Depreciation and amortization expense related to property and equipment amounted to $11,937 for the year ended December 31, 2015.